UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDDLE MARKET TRANSACTIONS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 S Brentwood Blvd, Suite 915
(No. and Street)

St. Louis	MO	63144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patric C. Nolan 217-429-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

3200 Robbins Road, Suite 200A	Springfield	IL	62704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Patrick C. Nolan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDDLE MARKET TRANSACTIONS, INC., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick C. Nolan
Signature

Chairman & CCO
Title

Barbara J Noon
Notary Public

"OFFICIAL SEAL"
BARBARA J NOON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-14-2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Middle Market Transactions, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

12/31/2020

Contents



Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, IL 62704

P 217.789.0960
F 217.789.2822

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Middle Market Transactions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Middle Market Transactions, Inc. (an Illinois corporation) as of December 31, 2020, the related statements of income, changes in ownership equity, and cash flows for the year then ended, and the related notes and supplementary schedules pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Middle Market Transactions, Inc. (the Company) as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary schedules pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of Middle Market Transactions, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary schedules pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber Eck + Braeckel LLP

We have served as Middle Market Transactions, Inc.'s auditor since 2017.

Springfield, Illinois
January 22, 2021

Middle Market Transactions, Inc.
Statement of Financial Condition
12/31/2020

ASSETS

Cash	$	100,221
Prepaid Expenses		962
TOTAL ASSETS	**$**	**101,183**

LIABILITIES & EQUITY

TOTAL LIABILITIES	**$**	**-**

OWNERSHIP EQUITY

Common stock, 1,000 authorized, issued and outstanding	$	1,000
Additional paid in capital		42,489
Retained earnings		57,694
TOTAL OWNERSHIP EQUITY	**$**	**101,183**
TOTAL LIABILITIES & EQUITY	**$**	**101,183**

The accompanying notes are an integral part of this financial statement.


Middle Market Transactions, Inc.
Statement of Income
For the year ended 12/31/2020


Income

Success Fees	$ 75,000

Total Income	$ 75,000

Expense

RMT Compliance	$ 21,000
Small Business Replacement Tax	1,337
Compliance Guardian	2,850
Professional Fees	11,126
Regulatory Fees	5,618
Occupancy	3,600
Miscellaneous	3,536
Total Expense	$ 49,067

Net Income	**$ 25,933**

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Changes in Ownership Equity
For the year ended 12/31/2020

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total Ownership Equity
	Shares	Amount	Amount	Amount	Amount
Balance at January 1, 2020	1,000	$ 1,000	$ 42,489	$ 131,761	$ 175,250
Net Income	-	-	-	25,933	25,933
Dividends	-	-	-	100,000	100,000
Balance at December 31, 2020	1,000	$ 1,000	$ 42,489	$ 57,694	$ 101,183

The accompanying notes are an integral part of this financial statement.

Middle Market Transactions, Inc.
Statement of Cash Flows
For the year ended 12/31/2020

OPERATING ACTIVITIES		
Reconciliation of net income to net cash provided by operating activities		
Net Income	$	25,933
Increases in Prepaid FINRA Fees		(40)
Net cash provided by Operating Activities		25,893
INVESTING ACTIVITIES		
Net cash used in Investing Activities		-
FINANCING ACTIVITIES		
Dividends Paid		(100,000)
Net cash used in Financing Activities		(100,000)
Net cash decrease for Year		(74,107)
Cash at beginning of Year		174,328
Cash at end of Year	**$**	**100,221**

The accompanying notes are an integral part of this financial statement.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Middle Market Transactions, Inc. (the Company) was incorporated in the State of Illinois effective August 11, 2004 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, headquartered in St. Louis, Missouri, offers merger and acquisition services to sellers and buyers of privately held middle market companies, and is a member of FINRA. The Company, pursuant to SEC footnote 74, is considered a Non-Covered firm for exemption purposes and (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers; or (3) carry PAB accounts (as defined in Rule 15c3-3). Business activities are exclusive to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company, along with a related entity, Patrick C. Nolan & Assoc. Ltd. (Nolan), contracts with entities seeking merger and acquisition services and receive a success fee upon closing of a transaction. The contracts with these entities provide for a single performance obligation, which is to complete the merger or acquisition transaction. The Company has a revenue sharing agreement with Nolan that provides a success fee in the calendar year a transaction is closed. The Company recognizes the success fee at the point in time the transaction has closed.

Income taxes

The Company, with the consent of stockholders, has elected pursuant to the Internal Revenue Code to be taxed as an S corporation. Accordingly, the income taxes on the net earnings for the year are payable personally by the stockholders and no provision has been made for Federal income taxes. The Company is subject to the Illinois replacement income tax, which is 1.5% of taxable income.

The Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the balance sheet date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no interest or penalties paid in 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 22, 2021, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $100,221 which was $95,221 in excess of its minimum required net capital of $5,000.

In addition, the Company's ratio of aggregate indebtedness to net capital did not exceed 15 to 1 at December 31, 2020.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has a sublease and administrative service agreement with a company with common ownership (related party). The agreement may be terminated by either party as of the end of any month.

Under the agreement, the Company will pay the related party, Nolan Associates, Ltd. (Nolan), on a monthly basis, $150 to sublease office space, $150 for administrative services and reimburse it for expenses paid on the Company's behalf. The total of said expenses for the year was $3,600.

The Company receives $25,000 per transaction for all stock transactions closed by The Company. The Company holds the license required for all closed stock transaction engagements and Nolan staffs and runs the engagement with appropriately licensed personnel from start to finish. The $25,000 stock transaction fees are paid by Nolan to the Company before the end of the calendar year in which the subject stock transactions are closed.

Middle Market Transactions, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
12/31/2020

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	-
Percentage of Aggregate Indebtedness to Net Capital		0.00%

Computation of Net Capital

Stockholder's Equity		$ 101,183

Non-Allowable Assets

Prepaid Expenses	$	962
Total Non-Allowable Assets	$	962

Net Allowable Capital	$ 100,221

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	-
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	95,221

There are no significant differences between the computation above and the computation filed with the December 31, 2020 Focus IIA.

MIDDLE MARKET TRANSACTIONS, INC.

EXEMPTION STATEMENT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2020



Kerber, Eck & Braeckel LLP   P 217.789.0960
3200 Robbins Road   F 217.789.2822
Suite 200A
Springfield, IL 62704

Report of Independent Registered Public Accounting Firm

To Pat C. Nolan, Chairman
Middle Market Transactions, Inc.

We have reviewed management's statements, included in the accompanying Exemption Statement for FYE December 31, 2020, in which (1) Middle Market Transactions, Inc. (the Company) identifies itself as a Non-Covered firm pursuant to Footnote 74 of the 2013 Release adopting amendments to Rule 17a-5 (Footnote 74), due to the Company limiting its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for its clients and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth for Non-Covered firms pursuant to the Securities Exchange Act of 1934.

Kerber Eck + Braeckel LLP

Springfield, Illinois
January 22, 2021



MIDDLE MARKET
TRANSACTIONS, INC.
Member FINRA/SIPC
'Stock Sale' transfer of middle market businesses

January 12, 2021

Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, IL 62704

RE: Exemption Statement for FYE December 31, 2020

Please be advised that Middle Market Transactions, Inc. for the period of January 1, 2020 through December 31, 2020 is considered a Non-Covered firm pursuant to SEC footnote 74 for Exemption purposes. Middle Market Transactions, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), and does business on a limited basis (limiting its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients). Middle Market Transactions, Inc.'s past business has been of similar nature and has complied with this exemption since registered as a broker dealer.

Patrick C. Nolan, the Chairman of Middle Market Transactions, Inc. has made available to Kerber, Eck & Braeckel, LLP all records and information including all communications from regulatory agencies received through the date of this review December 31, 2020.

Patrick C. Nolan has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Middle Market Transactions, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (217) 429-0202.

Very truly yours,

Middle Market Transactions, Inc.

Patrick C. Nolan

Patrick C. Nolan
Chairman & Chief Compliance Officer